Filed by Veritex Holdings, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Green Bancorp, Inc.
Commission File Number: 001-36580

Veritex Holdings, Inc. and Green Bancorp, Inc. Third Quarter Earnings Conference Call Transcript

CORPORATE PARTICIPANTS

Malcolm Holland, Veritex Holdings, Inc. Chairman & CEO\
Noreen Skelly, Veritex Holdings, Inc. CFO
Terry Earley, Green Bancorp, Inc. CFO
Clay Riebe; Veritex Holdings, Inc.; Chief Credit Officer
Donald Perschbacher; Green Bancorp, Inc.; Chief Credit Officer
Susan Caudle, Veritex Holdings, Inc. Executive Assistant & Shareholder Relations

CONFERENCE CALL PARTICIPANTS

Bradley Milsaps, Sandler O'Neill + Partners, L.P.
Brady Gailey, Keefe, Bruyette, & Woods, Inc.
Gary Tenner, D.A. Davidson & Co.
Daniel Mannix, Raymond James
Matt Dane

PRESENTATION

Operator: Welcome to the Veritex Holding's Third Quarter 2018 Earnings Conference Call and Webcast.

(Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Ms. Susan Caudle, Investor Relations Officer and Secretary to the Board of Veritex Holdings.

Susan Caudle: Thank you. Before we get started, I'd like to remind you that this presentation may include forward-looking statements, and those statements are subject to risks and uncertainties that could cause actual and anticipated results to differ. The Company undertakes no obligation to publicly revise any forward-looking statements.

At this time, if you're logged into our webcast, please refer to our slide presentation, including our safe harbor statement beginning on Slide 2. For those of you joining us by phone, please note that the safe harbor statement and presentation are available on our website, veritexbank.com.

All comments made during today's call are subject to that safe harbor statement. In addition, some of the financial metrics discussed will be on a non-GAAP basis, which our management believes better reflects the underlying core operating performance of the business. Please see the reconciliation of all discussed non-GAAP measures in our file 8-K earnings release.

Now here is our Chairman and CEO, Malcolm Holland.

Malcolm Holland: Thank you, Susan. Good morning, everyone. Today with me, we have Noreen Skelly, our CFO; and Clay Riebe our Chief Credit Officer. In addition and keeping with our original plans, we have joint calls since the Green Bank announcement due by Terry Earley, CFO; and Donald Perschbacher, Chief Credit Officer of Green Bank to join us on our call today as well.

This morning, I'll give a brief summary of Veritex quarter, Noreen will give a high-level summary of our numbers and then we'll turn the call over to Terry to present the Green numbers. I'll provide a short update on integration and consolidation process, then open up the call up for questions.

Obviously, the third quarter was the most transformational quarter in the history of our bank with the announcement of the Green Bank merger. We have completed and filed our S4 and filed all necessary applications to the State Banking Department and the Federal Reserve. We received our approval from the state last night and anticipate hearing from the Fed very shortly. We're still targeting an early first quarter 2019 close.

Our quarter growth looks a bit different than previous quarters with deposit growth outpacing loan growth. Our loan growth for Q3 was a modest $26 million or 4% on an annualized. We continued to see a large number of payoffs with $60 million coming in the last two weeks of the quarter.

During the first nine months of 2018, we have booked $1.25 billion in new commitments and had pay downs of over $710 million. So the volume of new credits still remain exceptionally strong.

On the deposit side, growth for Q3 was the best quarter we've seen since the Company's inception with an annualized growth of 26%-plus. $116 million in third quarter growth represents $50 million in non-interest-bearing growth and $160 million in interest-bearing growth with a total marginal cost of 1.53%.

Our reported quarterly earnings at $8.9 million or $0.36 per share did have $0.09 of merger-related costs, totaling approximately $2.7 million, making our quarterly earnings $0.45 per share adding back the merger cost net of tax. Noreen will provide some additional color on our numbers here in a moment.

From a credit perspective, we continue to maintain exceptional credit quality except for three acquired credits. Two of the three loans are expected to be resolved through refinance or restructuring in the fourth quarter and all are property reserved for current and up-to-date valuations.

Now I'll turn the call over to Noreen for financial results.

Noreen Skelly: Thanks, Malcolm. I'd like to focus your attention on our third quarter highlights, which you'll find on the Slide 6 of the presentation. Starting with the balance sheet, our loans ended at $2.44 billion, deposit ended at $2.66 billion and assets ended just under $3.3 billion. We continued to quickly earn back the tangible book value dilution from our 2017 acquisition. Our tangible equity grew to $340 million, with tangible book value per share at $14.02 compared with $13.23 a year ago.

Net income available to common for the quarter was $8.9 million or $0.36 per diluted share, a decrease of $1.3 million or $0.06 over the prior quarter. Net income increased $3.8 million or 48% compared to same period a year ago.

Net interest income grew $1.5 million. Excluding purchase accounting accretion, core net interest income grew 625,000, primarily as a result of average home balances that were up just shy of $100 million from prior quarter.

Our noninterest income is down slightly from prior quarter given reduction in premiums on SBA loan sales. We decided it's better to hold the stock right now.

Noninterest expense increased to $18.2 million or $2.1 million over prior quarter. This is primarily due to Green acquisition-related legal and professional expenses of $2.7 million. Excluding these expenses, core expenses were up $849,000. We saw increases in occupancy and equipment-related property taxes, build outs in our headquarter building and other properties, some of which are one-time expenses. However, $15.5 million for noninterest expense is representative of Veritex standalone run rates.

Moving to Slide 7, we had loan growth of $25.6 million for the quarter end and average balances, as I said, were up close to $100 million in the quarter. We had a 9-month annualized growth rate of 12.6%.

New commitments and pay offs, pay downs trended over the past five quarters are on Slide 8. We had record level of new commitments in the quarter, and given the average life of our loan portfolio, we continue to see pay up and pay downs between 8% to 10% of our total loan balances.

Turning to the credit Slide 9, our non-performing loan to total loans increased to 1.07% due to three acquired credits mentioned earlier. This resulted in $21.3 million increase in nonperforming loans. One of these three loans had a $900,000 specific impairment recorded during the quarter. Our provision for loan loss was $3.1 million, an increase of $1.6 million over prior quarter. We had no charge-offs in the quarter.

Turning to Slide 10, as discussed previously, we had good deposit growth, and noninterest deposits grew $51 million, our mix compared to prior quarter remains consistent.

That brings us to margin on Slide 11. While our reported net interest margin was 4%, our core margin, excluding and purchase accounting, moved down 14 basis points to 369. As you can see on the bottom half of the slide, we typically hold 86% of our earning asset and loans. This moved to 84% in Q3 with the interest and interest-bearing deposits in other banks.

The marginal cost of new deposits this quarter was around 153, and average yield on new loan production was approximately 550. We should earn a 4% spread as we deploy this funding into loans over the next quarter.

Turning to Slide 12. As in the prior quarter, we had several nonrecurring items that result primarily from our acquisition activity. Last point in Column D, we had a discrete tax benefit of $688,000, primarily related to completing a cost segregation study on our building and the revision of our deferred tax estimate upon filing our 2017 tax returns.

With that, let me turn the call over to Terry.

Terry Earley: Thanks, Noreen. And Malcolm, I'd like to thank you for letting Green join the Veritex call to discuss Q3 results. Turning to Slide 4 on the Green deck, continuing on there, it was a strong financial quarter, especially considering the merger announcement and the integration planning that's well went underway.

Green reported diluted earnings per share $0.41 and operating earnings per share of $0.49 after adding back to $3 million in merger expenses. These operating results translate into a 1.69% return on average assets, a 19% return on average tangible common equity and an efficiency ratio of approximately 47%. That's on an operating basis.

Note that on the efficiency front, expenses were down over $1 million from Q2. It was a strong quarter for loan growth. This period in loans grew $144 million or 17.8% annualized. Green continued its quarterly dividend of $0.10 per share payable on November 21st. Turning to the next slide, note that tangible book value per share increased to $10.63.

The next slide shows our five quarter trend on all of our key financial metrics. It is worthy of note that operating pretax, pre-provision return on assets have been above 2.10% for three consecutive quarters and really demonstrating the earnings power of the bank. And our operating efficiency ratio has been below 50% for five straight quarters.

On Slide 7, Q3 loan growth of $144 million was strong, with 50% of that growth coming from both our C&I business and 45% from commercial real estate. Loan growth since the end of Q1 2018 has averaged 14.5% on an annualized basis.

Loan production remains strong at $348 million for the quarter, and our annualized year-to-date production in 2018 is up 45% over 2017. Loan pipelines remain strong, supported by an experienced team of bankers and a strong economy in Houston and Dallas-Fort Worth.

Turning to the next slide, deposits were relatively flat for the quarter, but our DDA balances have grown $150 million or almost 22% over the last four quarters. Our loan-to-deposit ratio trended higher with the strong loan growth and finished the quarter at 98.5%.

Over the last four quarters, the Feds raised the funds rate four times for 100 basis points. Over that same period, our average cost of total deposits had increased 28 basis points to 1.05%.

On the next slide, we look at our net interest margin, which declined 16 basis points, this is due to three factors. Ten basis points of the decline was due to lower accretion on purchased impaired loans from the Patriot acquisition in 2015; three basis points were due to prepayment of an agency CMBS security, and three basis points over into the interest reversals on nonaccrual loans.

For the quarter alone, yields, excluding fees, increased 20 basis points to 5.32%, and the new production contractual rates for the quarter were 5.5%.

On the next slide, fee income was up slightly to $5.5 million on strong customer service fees, offset by a decline in SBA gain on sale revenue. During the quarter, Green elected not to sell $9.5 million in SBA guaranteed loans for the premium was too low to justify the sale. Had we sold these loans, noninterest income would have exceeded $6 million for the quarter.

Turning to the next slide, [NPA] has increased over Q2, primarily due to two real estate secured loans that moved into nonaccrual status. No loss is expected on either loan. Provision expense was $320,000 as we provided for new loan growth, but this was offset by a decrease in specific reserves on the healthcare credit that we impaired in Q1.

Finally, on Slide 12, capital levels remain strong and growing, given the profitability levels of the Company. The Green Bank team remains excited about the merger with Veritex and is very focused on maintaining the business momentum as we successfully execute on the merger and integration.

With that, I'd like to turn the call back over to Malcolm.

Malcolm Holland: Thank you, Terry. Our integration with Green is progressing better than we had planned. We firmed up and scheduled our data conversions. We're currently reviewing and formulating how respective team members will be aligned. We continue to see opportunities for appropriate cost-saving efficiencies. This is our seventh deal at Veritex, and I'm very proud of our organizations and everyone's willingness to work together over the past 90 days. It has been quite incredible.

Before closing, I'd like to take a moment to recognize my friend and longtime business partner, Bill Murphy. After 45 years of banking in Dallas, Bill has decided to retire from Veritex and our two boards. We're fortunate to have as part of our team, and we wish him and his family all the best.

This morning you saw that each of our two banks showed some real and different strengths during the quarter. Once we take these strengths and put them together, we anticipate a very balanced sounded. And we're all very proud of being a combined Company.

With that, Operator, we can now open up the lines for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Brady Gailey, KBW.

Brady Gailey: I know that you talked a little bit about the loan pay downs impacting the period in growth in the third quarter. I think, Malcolm, in the past, you've talked about this low-double digit range of loan growth. I was just wondering, do you still think that's appropriate even as Green comes in the fold and you look at what the loan growth could be next year?

Malcolm Holland: Yes. Green really did cut their chart -- their stride here in '18. They had a 14.6% loan growth this year. We're at 12.6. Our commitment together have been over $2 billion this year. We have a bunch of unfunded deals that will get funded over the next six to 15 months or so. We still feel pretty confident we're going to be in the low double digits, even the low teens for '19. Activity is a really, really strong, and our pipelines remain strong. So Brady, I think we feel comfortable in the 10 to 11 to 13% growth rate for the foreseeable future.

Brady Gailey: And, in the release, you all talk about the robust deposit growth. Some of that came from brokered and then the correspondent money market. I'm just wondering where do broker deposits stand as of now? And then by correspondent money markets, is that like deposits to other financial institutions?

Malcolm Holland: Yes, the broker deposits are about 7%, about $200 million of our total. And what was the second half of your question, Brady?

Brady Gailey: The correspondent money market -- I was just wondering what the balances were there? And I'm guessing those accounts are from other financial institutions, is that correct?

Malcolm Holland: Yes, 100% other financial institutions, about $400 million, just right around 15%. That's probably our most sensitive product out there. It’s highly rate sensitive, so we can move the rate up, and you can bring it all you want or move the rate down and they’ll move out.

Brady Gailey: An update on how you guys are thinking about the margin into 4Q?

Noreen Skelly: We’re thinking we’re going to have a bounce back on the margin as I said. We had an earning assets issue with the deposits coming in. Deployment of loans in this quarter will bring 5 to 10 basis points back in the margins. So we're looking at a 370 to 375 range for the fourth quarter.

Terry Earley: On the Green side, I see the net interest margin moving up a few basis points as well. We don't anticipate another security prepayment of that size as well as new non-accruals I think will continue to benefit from an earning asset mix shift as we shift cash flows from the investment portfolio into the loan book.

Operator: Daniel Mannix, Raymond James.

Daniel Mannix: To start with the PCI loans -- the ones that moved to nonaccrual on the two energy loans. Can you tell me what part of energy those loans are related to? And then a more broadly as you look at the remaining energy portfolio both at Green and Veritex, do you feel like you’re adequately reserved for the rest of those? And, your plans on potentially exiting them?

Clay Riebe: Both of those loans we feel are adequately reserved based upon current valuations. The total portfolio at Veritex, the remaining oil and gas portfolio is about $19 million. And all of those loans are in the nonperforming category today, and we're working to exit those credits and continue to do that. On a combined basis, the two portfolios, Green and Veritex, will have, at acquisition about $57 million in total combined balances, which is less than 1% of our loan book. And all of those loans are exit credits.

Malcolm Holland: Yes, the two that are problem assets here, they are both E and B credits.

Clay Riebe: Correct.

Daniel Mannix: Terry, I wanted to ask you about the mortgage warehouse business. We have been hearing a lot about some stiff competition there. What do you think about the prospects of that business and where you guys are thinking about taking that going forward here?

Terry Earley: During Q3, our balances were down slightly in the mortgage warehouse business. As we look at that going forward though, we see it as a business at current pricing levels, that we're willing to continue at relatively the same level of customers and outstandings. I don't see it as a business we’re looking to grow, just because of the funding it would require.

And should pricing come under increasing pressure our long term decision [on] that business may change. But, right now I think it's a business that with a billion spread income it provides and the capital that it requires generates good ROEs for Green, and I think for the combined Company. And again, as long as pricing stays relatively close to where it is now that would be my position -- to stay in at about the same levels.

Daniel Mannix: Could you talk about the relative strength about Dallas and Houston markets, from what you’re seeing right now? How are the demographics trending? Are you seeing anything from tax reform? Of course, you’re getting the migration impact from the salt states, but more directly are your customers increasing their demand? CapEx? And then, to piggyback off of that, have you given more thought into your physical footprint in those markets? And once the Green Bank deal is done, what branches you might look to exit?

Malcolm Holland: There’s certainly three of four overlaps that, just geography-wise sit real close to each other, so those are pretty easy and we’ll consolidated those. But, other than that, I mean, we love our footprint. I mean, the pins on the map look really, really good. Where we add one or two strategic ones over the next couple of years? Possibly, but I would tell you we're probably going to stay pretty close to what we have in place with a few consolidations.

The Dallas-Fort Worth and the Houston markets are really, really robust. And, really it continues to be driven more than anything by job growth. I mean, we have 15,000 new jobs in Dallas last month. We're over 130,000 new jobs in the state of Texas this year. I mean, it's just really, really strong. And most of that's happening in Dallas-Fort Worth.

And so we haven't seen any deterioration, on any of our portfolios outside of the three acquired credits, which we recognize when we bought that bank that those were problems. And so I would tell you right now we’re still pretty bullish on our two markets, driven mainly by the job growth, which is driven by people moving into this state. In Dallas -- I don't know the Houston number, but Dallas, it's 425 people a day, still moving in.

Operator: Brad Milsaps, Sandler O'Neill.

Brad Milsaps: I joined a few minutes late so I apologize if you addressed this, but core loan yields that stand-alone Veritex. I think were up maybe 4 or 5 basis points linked quarter. Malcolm, could you give a little bit more color there and what your outlook says from a competitive standpoint? From maybe seeing some improvement there, are you kind of relative to what you’ve seen in previous quarters?

Malcolm Holland: I think we're making some headway there. It is definitely moving up our third quarter average yields for new loans was about 560. So I do see it moving up a little bit, Brad, maybe 7 bps or so. But I think we're still I think we're pretty bullish on that moving up.

Brad Milsaps: When you announced the deal, I think Veritex on a stand-alone basis was somewhere closer to a 375, 380 kind of NIM. I think last, when Green Bank gave guidance they were looking for 390 to 4%. Obviously, we've come back off those numbers little bit. As you think about for the combined NIM of the bank as you put the two together this kind of accretion income notwithstanding, is it somewhere in that 370 to 375 type range as the two companies come together?

Terry Earley: Yes, Brad, I think 375 plus or minus 5 bps or so, I'd say is probably a fair range, again, excluding the accretion on the Green portfolio from the market falling.

Brad Milsaps: And here the offset that the Green balance sheet is maybe a little bit bigger than you would have thought it would be, going in?

Terry Earley: Correct. I think the growth has been a little better stronger than we had thought. I never expected a quarter like this 90 days ago, where we had this type of loan growth, but we certainly demonstrated as Malcolm said, earlier, that the business development efforts at Green are the best they’ve been in a long, long time after the exit of energy.

So it feels good and again, it's good to have a 60% of Veritex portfolio floating and 80% of the Green portfolio floating. So whatever the Fed does, it's certainly going to help us there -- help us as we try and manage what's happening on the interest-bearing deposit side.

Malcolm Holland: I would say it doing as many acquisitions as we've done we've done, I mean, what majority happens is, we'll put a deal together and that bank will kind of take a big deep breath and slow down. I’ve got to give a lot of credit to Geoff Greenwade and his team that they have completely focused on still acquiring new business and to see this kind of growth over 90 days [into] an announcement -- we haven't see that. And so it just speaks volumes of what they're doing at Green.

Brad Milsaps: Terry, the small uptick you saw in non-performers at Green, were those identified early on in the process, kind of slated for marks or were those maybe newer followup loans that came out this quarter that weren’t -- I think you may have mentioned they were substandard, but I can't recall for certain.

Donald Perschbacher: Brad, those are loans that originated many years ago, probably three-plus years ago. And so they’ve been on the watch list and our radar. They weren’t new issues that popped up. It was just a timing issue of finally reaching the point that we thought they needed to be moved to nonaccrual. But, not anything new that we weren’t aware of -- or, no surprises.

Operator: Gary Tenner, D.A. Davidson.

Gary Tenner: Just a follow-up question on your comments on the bounce back of margin for the fourth quarter. Does that outlook suggest that you’ve pre-funded some of the loan growth in the fourth quarter with some of the brokered and correspondent deposit gathering in the third quarter so the incremental cost of new deposits next quarter maybe won’t pull up the (inaudible) as much as you saw?

Noreen Skelly: I think that's fair, Gary.

Gary Tenner: And then, bounce back quarter here in the third quarter in terms of this kind of accretion benefit -- any sort of visibility or expectation of where we should be looking for that number in fourth quarter?

Noreen Skelly: What number, I'm sorry?

Malcolm Holland: Accretion.

Noreen Skelly: So in terms of the PCI and the cash recoveries that we get is anybody’s guess. We were fortunate to have $2 million cash recovery on impaired loans that we never expected when we originally market that, and you can see that in our numbers this quarter. So for the purchased performing loans, we’ve really seen that come down far quicker than we originally expected, that number’s close to 600,000 this quarter, and we expect it to slow down just over 300,000 for the next quarter. Again…

Gary Tenner: So Noreen, I didn’t mean to interrupt you, but the $2.6 million benefit this quarter, $2 million of that was a single credit recovery?

Noreen Skelly: You got it. That sort of the offset -- we had a 900,000 impairment on a purchased credit impaired loan and then we had $2 million pick up on something we never expected. So unfortunately, they’re on different places on the income statement.

Operator: (Operator Instructions)

[Matt Dane, Peacock Capital Management].

Unidentified Participant: I was curious I just want a little bit more color on Green. What is a leading to the loan growth strength? What's the underlying reasons? Where are you seeing the demand and just help me understand the driver there a little bit more?

Terry Earley: I think the biggest thing is -- Green, when it was out of the CRE business and running down CRE and exiting oil and gas, and was depended on the C&I business, this Company was a mid-single type roller. And what’s really happened is CRE’s back in the game and there’s a lot of opportunity there in both markets Houston and DFW. And I think that's the biggest difference in terms of our growth profile over the last couple of quarters as compared to 2017.

Also I'll note that our payoffs, Veritex' payoffs went up. Ours actually came down. We had higher payoffs in the first half of the year, so our production was, in terms of new commitments, relatively flat in those, again, production-driven by both C&I and Creeg -- Creeg coming on strong, but our payoffs were down and so it translated into better loan growth for us.

So we went up from, like, 10.6% last quarter to the 17.8% annualized this quarter. So I think, as Malcolm said, we've got a good experienced team and, as he credited (Geoff) and that team, I mean, they stayed very, very focused on trying to be active with customers and prospects. And we're trying to do everything we can to keep them out of the minutia and working of the integration planning. They don't need to get caught up in that.

And, there’s been a lot of time spent between the credit teams and the sales team to get them comfortable with how we’re going to deliver credit and our risk appetite. And, I think they see it’s a good fit. They see how the process isn’t going to be that different than what they were used to. So they’re not [caught up] and worrying about those things, they're very focused on dealing with customers and capturing new business. And I think that focus, that work that’s been done on the integration by the credit teams is really paying off for us.

Operator: Thank you and ladies and gentlemen, thank you for participating in today's conference. This does conclude the program, and you may all disconnect. Everyone, have a great day.

Malcolm Holland: Thank you.

Important Additional Information will be Filed with the SEC
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
In connection with the proposed transaction, Veritex has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-227161) containing a joint proxy statement of Veritex and Green and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Veritex and Green may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus has been mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY VERITEX AND GREEN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors can obtain free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC by Veritex and Green through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225, or by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098.
Participants in the Solicitation
Veritex, Green and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018, and information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
This communication includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Veritex’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Veritex and Green will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Veritex or Green have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of Veritex and Green. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Green for the year ended December 31, 2017 and any updates to those risk factors set forth in Veritex’s and Green’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Veritex or Green anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Veritex nor Green undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein.